Exhibit 99.1

Intel Corporation 2200 Mission College Blvd. Santa Clara, CA 95054-1549	News Release

Intel Board of Directors Extends Andy Bryant’s Term

As Intel Chairman Until 2020

SANTA CLARA, Calif., March 25, 2019 – Intel Corporation today announced that its board of directors had unanimously decided to extend Andy Bryant’s term as Intel chairman for one additional year, to help support Intel’s leadership transition. If Bryant is re-elected at Intel’s 2019 annual stockholders’ meeting, his term as chairman would continue through the conclusion of Intel’s 2020 annual stockholders’ meeting. Bryant has informed the board that he does not expect to stand for re-election again in 2020.

“I am honored to be nominated to serve as a director and Intel’s chairman for another year,” said Bryant. “If re-elected by the stockholders at our annual meeting in May, I look forward to continuing to work with Bob, the board, and the entire executive team to continue Intel’s historic transformation to a data-centric company. I expect this would be my last year of service as a member of Intel’s board.”

“I am ecstatic that the board has extended Andy’s term for another year,” said Intel CEO Bob Swan. “He has been a great sounding board for me since I joined the company, and has been especially invaluable to me while I have served in the interim and now permanent CEO roles.”

Intel’s board of directors believes Bryant’s extensive expertise and experience provide important leadership continuity as Intel undergoes a CEO transition at a time of substantial business transformation. Bryant has worked at Intel for 38 years in a variety of senior executive positions, including as chief financial officer and chief administrative officer and has served as Intel’s chairman for the past 7 years.

About Intel

Intel (NASDAQ: INTC), a leader in the semiconductor industry, is shaping the data-centric future with computing and communications technology that is the foundation of the world’s innovations. The company’s engineering expertise is helping address the world’s greatest challenges as well as helping secure, power and connect billions of devices and the infrastructure of the smart, connected world - from the cloud to the network to the edge and everything in between. Find more information about Intel at newsroom.intel.com and intel.com.

Important Additional Information and Where to Find It

Intel, its directors, and certain executive officers may be deemed to be participants in a solicitation of proxies from Intel’s stockholders at its 2019 Annual Stockholders’ Meeting in connection with the disclosure of the nomination of Mr. Bryant as a director in this press release. Information regarding Intel’s directors and executive officers and their respective interests in Intel, by security holdings or otherwise, will be set forth in Intel’s Definitive Proxy Statement for its 2019 Annual Stockholders’ Meeting when it is filed with the Securities and Exchange Commission (the SEC), and other reports filed by Intel and ownership forms filed by the directors and executive officers with the SEC. Intel will also furnish its Definitive Proxy Statement for its 2019 Annual Stockholders’ Meeting to stockholders entitled to vote at the meeting. Intel urges its stockholders to carefully read the Definitive Proxy Statement for its 2019 Annual Stockholders’ Meeting, and any other relevant documents filed by Intel with the SEC, when available because they will contain important information. Stockholders may obtain free copies of the materials referenced above at www.sec.gov or www.intc.com.

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CONTACTS:	Tushar Jain	Cara Walker
	Investor Relations	Media Relations
	+1 (408) 653-9488	+1 (503) 696-0831
	tushar.jain@intel.com	cara.walker@intel.com